Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
GFSI Holdings, Inc.:
We consent to the use of our report dated September 23, 2010, except for notes 2, 3, and 11, which are as of December 9, 2010, with respect to the consolidated balance sheet of GFSI Holdings, Inc. and subsidiaries (the Company) as of July 3, 2010, and the related consolidated statements of income, changes in stockholders’ equity (deficiency), and cash flows for the year ended July 3, 2010, which report appears in Exhibit 99.4 to the registration statement and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Kansas City, Missouri
December 9, 2010